UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER: 0-17151

                                    FORM 10-Q
                                    ---------

                         FOR PERIOD ENDED: June 30, 2000
                                           -------------


                         PAINE WEBBER/CMJ PROPERTIES, LP
                         -------------------------------
             (Exact name of registrant as specified in its charter)


265 Franklin Street, Boston, Massachusetts     02110
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 (Address of principal executive offices)   (Zip Code)


Registrant's telephone number, including area code (617) 439-8118
                                                   --------------

PART II - RULES 12B-25(b) AND (c)
---------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
--------------------

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q of Paine Webber/CMJ Properties, LP (the "Registrant") will not be completed by August 14, 2000, the last day for a timely filing of such Quarterly Report for the quarter ended June 30, 2000.

Additional time is required in order to enable the Registrant to file a complete report. The Form 10-Q for the quarter ended June 30, 2000 will be filed on or before August 21, 2000, in accordance with Rule 12b-25(b).

PART IV - OTHER INFORMATION
---------------------------

(1) Name and telephone number of person to contact in regard to this notification:

     Thomas W. Boland     (617)  439-8138


(2) Have all other periodic reports under Section 13 or 15(e) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No


                         PAINE WEBBER/CMJ PROPERTIES, LP
                         -------------------------------
                (Name of registrant as specified in its charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                       By: PW Shelter Fund, Inc.
                                          ----------------------
                                           Managing General Partner


Date: August 11, 1999                  By: /s/ Walter V. Arnold
                                          -----------------------
                                           Walter V. Arnold
                                           Senior Vice President
                                           and Chief Financial Officer